[GRAPHIC OMITTED]   OJSC Vimpelcom            Phone:            Fax:
                    8 Marta str., 10,
                      bldg. 14,
                    127083, Moscow, Russia    +7(095)725-0700   +7(095)721-0017



VIMPELCOM SHAREHOLDERS APPROVED ALL ITEMS ON THE AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


Moscow (June 27, 2003) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company"), a leading provider of telecommunications services in Russia, announced today that its shareholders, at its Annual General Meeting of Shareholders held this morning in Moscow, Russia, approved all items on the agenda and elected the Board of Directors and the Audit Commission.

The new Board of Directors of VimpelCom, consisting of

Mikhail  Fridman  (Chairman  of the  Supervisory  Board of the  Consortium  Alfa
Group),
Arve Johansen (Chief Executive Officer of Telenor Mobile and Senior Executive Vice President of Telenor),
Pavel Kulikov (General Director of Alfa-Eco Telecom),
Jo Lunder (Chief Executive Officer of VimpelCom),
Alexey Reznikovich (General Director and member of the Board of Directors of "CafeMax" and "EMAX"),
Alex   Sozonoff   (member  of  the  Board  of   Directors   of  Advanced   Fibre
Communications, Stonesoft Corp, and the Sir Peter Ustinov Foundation),
Terje Thon (Chairman of the Board of Directors of the Norwegian newspaper Dagbladet AS),
Henrik Torgersen (Executive Vice-President of Telenor), and
Natalia Tsukanova (Vice President of J.P. Morgan),

held its first meeting on June 27, 2003. At its meeting, the Board of Directors elected Jo Lunder as the Chairman of the Board effective upon the appointment of his successor as Chief Executive Officer of VimpelCom.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".


For more information, please contact:

Valery Goldin                               Christopher Mittendorf
VimpelCom (Moscow)                          Edelman Financial Worldwide
Tel: 7(095) 974-5888                        Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                       christopher.mittendorf@edelman.com